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                                               Filed by GMO Trust, on behalf
                                               of its GMO Pelican Fund

                                               Subject Company - Evergreen
                                               Equity Trust, on behalf of its
                                               Evergreen Large Cap Value Fund

                                               File No. 811-08413

                                               Filed pursuant to Rule 425 under
                                               the Securities Act of 1933;
                                               deemed filed pursuant to Rule
                                               14a-12.


Notes for responses to calls from GMO Pelican Fund (the "Fund") shareholders to GMO Shareholder Services regarding proposed reorganization of the Fund into Evergreen Large Cap Value Fund (possible script) - distributed to GMO Shareholder Services for use beginning October 16, 2002.

-    The Fund is currently closed to new investors.

- The Board of Trustees has approved an agreement and plan of reorganization that provides for the reorganization of the Fund into Evergreen Large Cap Value Fund, a mutual fund within the Evergreen family of funds, managed by Evergreen Investment Management Company, LLC, subject to the approval of the Fund's shareholders.

- If the reorganization is approved by shareholders, it is anticipated that Evergreen Investment Management Company, LLC will appoint GMO as subadvisor to the Evergreen Large Cap Value Fund following the consummation of the reorganization.

- The preliminary Prospectus/Proxy Statement is available free of charge at the Securities and Exchange Commission's website, which can be accessed at www.sec.gov. GMO can also mail you a free copy of the preliminary
Prospectus/Proxy Statement.

- A final Prospectus/Proxy Statement will be mailed to shareholders in early November. Information about voting your shares will be enclosed with the final Prospectus/Proxy Statement.

- This is an informational conversation only. GMO is not soliciting your vote at this time.

                                     ******

     The preliminary Prospectus/Proxy Statement is available free of charge at the Securities and Exchange Commission's website, which can be accessed at www.sec.gov. You can also get a free copy of that document by calling GMO Trust collect at (617) 346-7646. The preliminary Prospectus/Proxy Statement sets forth the identity of the participants in the proxy solicitation and a description of the participants' direct or indirect interests, by security holdings or otherwise. No authorized offer of a security in connection with the proposed reorganization may be made except pursuant to the final Prospectus/Proxy Statement. Shareholders will receive a final Prospectus/Proxy Statement in the mail, on or around November 8, 2002. Shareholders should read it carefully because it will contain important and more complete information about the reorganization.